Exhibit 99

              COMMTOUCH DOUBLES REVENUES DURING SECOND QUARTER 2004
     The company reports second quarter results and issues business updates

MOUNTAIN VIEW,  Calif.--(BUSINESS  WIRE)--July 29, 2004 -- Commtouch(R) (Nasdaq:
CTCHC), the innovator of anti-spam solutions featuring Recurrent Pattern Detection (RPD) (TM) technology, today announced its second quarter results for 2004.

Revenues for the quarter were $358 thousand compared to $160 thousand for the prior quarter (first quarter 2004) and $70 thousand in the comparable quarter last year. Deferred revenues as at June 30, 2004 were $923 thousand, as compared to deferred revenues of $673 thousand as at March 31, 2004.

Total loss for the quarter was $1,194 thousand compared to $1,612 thousand in the prior quarter and $1,037 thousand in the comparable quarter last year. This quarter, the company had non-cash financial income of approximately $613 thousand relating to the November 2003 convertible loan and related warrants and fair value adjustment thereof, out of which $583 thousand was attributable to the change of terms of the November 2003 agreement pursuant to the terms of the May 2004 financing round.

Revenues for the six months ended June 30, 2004 and June 30, 2003 were $518 thousand and $176 thousand, respectively. Total loss for the six months ended June 30, 2004 was $2,806 thousand, compared to $2,181 thousand in the comparable period last year.

Cash at June 30, 2004 was approximately $4,143 thousand compared to $4,584 thousand as of March 31, 2004. Immediately following the close of the second quarter, we received $2,650 thousand in relation to the May 2004 private placement, representing the balance of the $3,900 thousand investment, bringing the total cash in the company to approximately $6.8 million.


BUSINESS UPDATES - CURRENT TRENDS/EVENTS AND PROSPECTIVE FUTURE EVENTS:

The company reported the following current trends/events:

1. Revenues of the company continued to grow (over 100% growth in the second quarter as compared to the first quarter of 2004), as well as deferred revenues, which also grew during the second quarter (by 37% as compared to those of the first quarter).

2. The company continued to allocate additional resources to sales and marketing efforts, which included the securing of industry analyst relationships, trade show participation, advertising and an increase in international sales and marketing personnel. This investment of resources has led to an increase in global media coverage of the company, with the company oftentimes being referenced as an authority on spamming behavior and statistics.

3. The number of vendors soliciting the company for assistance in integrating the Commtouch anti-spam engine into their product offerings is rising. RPD is a very compatible technology for vendors seeking to bundle solutions (i.e. with anti-virus solutions), and the company perceives this increased demand for it as being fueled by an increased appreciation of the advantages of RPD over other "less mature" anti-spam solutions.

4. Consolidation of providers in the anti-spam market has begun - a trend that is expected to intensify in the next 12 - 18 months.

Based on its read of market growth, the unique set of product offerings the company has developed and the growing awareness worldwide of the inherent advantages of Commtouch's anti-spam solutions, the company envisions the following:

1. The company will continue to see growth in new business, mainly due to:

o    an increase in international demand for the company's anti-spam solutions;

o the release of a new version of the Enterprise Gateway solution, which will support all email platforms. This product will allow the company to approach larger enterprises, especially in the international arena;

o    the signing of additional distribution agreements during the third quarter;

o    continued demand for the Commtouch anti-spam engine on an OEM basis; and

o    penetration of our ISP product in the managed services market.

2. The company anticipates substantial growth in new business beginning with the fourth quarter of 2004 and into 2005, due to market penetration of the new Enterprise Gateway version and implementation of new distribution agreements. 3. Technology and patents will be key in determining leadership in the anti-spam market. In this regard, the company not only continues to push forward with its current formal patent application and provisional patent application, but intends to further expand its patenting activities.

About Commtouch

Commtouch Software Ltd. is a global developer and provider of proprietary anti-spam solutions featuring Recurrent Pattern Detection (RPD) technology. Its mission is to protect and preserve the integrity of the world's most important communications tool -- email. The company's core technologies reflect its 13 years of experience as a leading vendor of email software applications and provider of global messaging services. Commtouch's patent-pending technologies are employed in solutions that are sold through channels and resellers. In addition, Commtouch anti-spam technologies are incorporated in software applications of security and messaging OEMs. Commtouch is headquartered in Netanya, Israel and its subsidiary, Commtouch Inc., is based in Mountain View, CA. The company was founded in 1991 and has been publicly traded since 1999 (Nasdaq:CTCHC - News). To learn more about Commtouch visit www.commtouch.com. Recurrent Pattern Detection and RPD are trademarks and Commtouch is a registered trademark of Commtouch Software Ltd.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect", "plan", "estimate", anticipate", or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including the non-occurrence of any of the company's prospective future events, the threat of or actual delisting of Commtouch shares by The Nasdaq SmallCap Market, business conditions and growth or deterioration in the Internet market, commerce and the general economy both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments, and products offered by competitors; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.


-------------------------------------------------------------------------------
Contact:
Commtouch
media@commtouch.com
Gary Davis  650-864-2000

                             COMMTOUCH SOFTWARE LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                           (USD in thousands)
                                                                        December
                                                            June 30,        31,
                                                             2004          2003*
                                                            ------        ------
Assets
Current Assets:
 Cash and cash equivalents ...............................  $4,143        $4,125
 Trade receivables .......................................     113            92
 Prepaid expenses ........................................     137           156
 Receivables on account of shares ........................   2,650           955
 Other accounts receivable ...............................      25            15
                                                            ------        ------
 Total current assets ....................................   7,068         5,343
                                                            ------        ------
Long-term lease deposits .................................       5             5
Equity investment in Imatrix .............................     291           339
Deferred charges .........................................     295           353
Severance pay fund .......................................     391           391
Property and equipment, net ..............................     401           452
                                                            ------        ------
                                                            $8,451        $6,883
                                                            ------        ------
Liabilities and Shareholders' Equity
Current Liabilities:
 Accounts payable ........................................     416           479
 Employees and payroll accruals ..........................     523           418
 Accrued expenses and other liabilities ..................     554           376
 Deferred revenue ........................................     923           222
                                                            ------        ------
 Total current liabilities ...............................   2,416         1,495
                                                            ------        ------

 Convertible loan ........................................   2,736         2,134
 Shares to be registered upon exercise of warrants .......     264           372
 Accrued severance pay ...................................     427           425
                                                            ------        ------
                                                             3,427         2,931
                                                            ------        ------

 Shareholders' equity ....................................   2,608         2,457
                                                            ------        ------
                                                            $8,890        $6,883
                                                            ======        ======

* - Reclassified to conform to current period presentation.

                             COMMTOUCH SOFTWARE LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                  (USD in thousands, except per share amounts)

                                                                                     Three        Three         Six          Six
                                                                                     Months       Months       Months       Months
                                                                                     Ended        Ended        Ended        Ended
                                                                                    June 30       June 30      June 30      June 30
                                                                                      2004         2003         2004         2003
                                                                                    --------     --------     --------     --------
Revenues:
 Email services.................................................................    $    358     $     70     $    518     $    176
Cost of revenues:
 Email services ................................................................         161          143          305          317
                                                                                    --------     --------     --------     --------
Gross profit (loss) ............................................................         197          (73)         213         (141)
                                                                                    --------     --------     --------     --------
Operating expenses:
 Research and development, net .................................................         269          362          632          708
 Sales and marketing ...........................................................       1,073          340        1,914          528
 General and administrative ....................................................         536          332          890          774
 Amortization of stock-based employee deferred  compensation ...................        --             63           30          126
                                                                                    --------     --------     --------     --------
 Total operating expenses ......................................................       1,878        1,097        3,466        2,136
                                                                                    --------     --------     --------     --------
Operating loss .................................................................      (1,681)      (1,170)      (3,253)      (2,277)
 Interest and other income (expense), net ......................................         489         (105)         444         (142)
 Equity in Income of Imatrix ...................................................          (2)         238            3          238
                                                                                    --------     --------     --------     --------
Net loss........................................................................    $ (1,194)    $ (1,037)    $ (2,806)    $ (2,181)
                                                                                    ========     ========     ========     ========

Basic and diluted net loss per share............................................    $  (0.03)    $  (0.05)    $  (0.07)    $  (0.10)
                                                                                    ========     ========     ========     ========

Weighted average number of shares used in computing basic
and diluted net loss per share..................................................      37,473       22,241       37,339       22,240
                                                                                    ========     ========     ========     ========